Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Western Sizzlin Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-127523, 333-67641, 333-118934) on Form S-8 of Western Sizzlin Corporation and subsidiaries of our report dated March 31, 2009, with respects to the 2008 and 2007 consolidated financial statements of Western Sizzlin Corporation and subsidiaries, which report appears in the Company’s 2008 Annual Report on Form 10-K/A.  Our opinion refers to the fact that the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007.  This letter should not be regarded as in any way updating the aforementioned report or representing that we performed any procedures subsequent to the date of such report.

/s/ Dixon Hughes PLLC

High Point, North Carolina

April 30, 2009